OMV Aktiengesellschaft

OMV Investor News

06010568

82-3209

January 17, 2006
5.00pm (UK time) – 6.00pm (CET)

OMV Transfers Its Activities in Romania, Bulgaria and Serbia and Montenegro to Petrom

SUPPL

- **Upgrading Petrom to serve as a competence center for Southeastern Europe**
- **Petrom secures sustainable growth through internationalization**
- **Unchanged presence of the OMV brand in all countries**

OMV, Central Europe's leading oil and gas group, is transferring its business in Romania, Bulgaria, and Serbia and Montenegro to its subsidiary Petrom S.A. From OMV Refining & Marketing GmbH, Petrom is acquiring 99.9% of the three companies OMV Romania Mineraloel s.r.l., OMV Bulgarien EOOD and OMV Jugoslavija d.o.o. Petrom will receive 178 OMV filling stations in Romania, Bulgaria, and Serbia and Montenegro, as well as the corresponding wholesale business. OMV CEO Wolfgang Ruttenstorfer said, "This transaction is a significant step that further strengthens the position of Petrom. We want to develop Petrom from a leading oil and gas producer into a fully integrated oil and gas company in Southeastern Europe and in this way establish a firm base for Petrom's sustainable growth."

"This is a win-win situation for the parent company and its subsidiary, since with the three companies Petrom will be gaining significant know-how and will be able to serve as a competence center of the OMV group in Southeastern Europe. For the OMV companies the new arrangement will make supply management easier by providing direct access to the refineries in Romania", according to Ruttenstorfer. Petrom will then have an excellent base for internationalization in the downstream sector – 178 premium filling stations bearing the strong OMV name. Brand presence in the filling station segment in Southeastern Europe will continue to be developed using the OMV brand.

Three companies with sales of EUR 425 mn
In 2004 the three companies had sales of EUR 425 mn. The enterprise value (equity value and assumed debts) of the three companies has been assessed by KPMG which has been mandated by Petrom, at Euro 234.4 million. This equals also the transaction value and is subject to customary adjustments for debt and working capital.

OMV Romania Mineraloel currently operates 73 filling stations in Romania, all of which have VIVA Shops. In Bulgaria there are 74 service stations, as well as a high-tech fuel storage facility in Iliantzi, Sofia, which is unique in Bulgaria, and a recently opened storage facility on the Danube. OMV Jugoslavija presently runs 31 filling stations. There also, all are equipped with VIVA Shops. The legal form of the three subsidiaries will not be changed.

Unchanged presence of the OMV brand
Brand presence in Bulgaria and Serbia and Montenegro, as well as the expansion of the network in these countries, will continue to be developed using the OMV brand.

In Romania the OMV and Petrom brands will be retained. "OMV is a popular and well-established brand. It stands for quality and convenience, and will continue to stand for these values in the future, said Deputy CEO Gerhard Roiss. "In Southeastern Europe we still have a lot planned – and we will continue to play a leading role with respect to product quality and innovation. "

Until 2010, further expansion of filling station network
Southeastern European market will continue to grow in the coming years and therefore the OMV filling station network should also be expanded. By 2010, about 300 filling stations in Bulgaria, Romania, and Serbia and Montenegro will be operational under the OMV brand, most significantly in Bulgaria and Serbia and Montenegro.

The filling station market in Bulgaria, Romania, and Serbia and Montenegro has an annual volume of approximately 6.3 mn tons and is still growing. In 2005, consumption of petroleum products was about 16 mn tons, and annual growth in 2004/2005 was about 2%.

In Southeastern Europe OMV is also focusing on the expansion of the convenience segment. With VIVA, OMV provides pleasure, comfort, and a high standard of traveling and day-to-day convenience for mobile customers by offering a wide range of fresh snacks and drinks, as well as products to satisfy daily needs.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 16 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,536 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–December and Q4 2005** on March 14, 2006